

R. Stephen Porter, Pharm.D.

Dr. Porter, Founder of Asgard Brewing Company, Inc., is working full time on as CEO of this newly formed entity in Williamson and Maury County TN. Dr. Porter is also a founding member and President of Jotunheimr, LLC a subsidiary of Asgard located in Pulaski, TN. Dr. Porter was previously President, Chairman and CEO of VDDI Pharmaceuticals. Dr. Porter previously was Founder and Director of Dragon Bio-Consultants, LTD., a Pan-ASEAN Hong Kong consulting firm for pharmaceutical and biopharmaceutical companies. Dr. Porter also served as Chief Science Officer to Integrated Healing technologies, LLC a wound care company based in Franklin, TN. He served as Chief Scientific Advisor and Officer to MPI Research, Kalamazoo, MI., a full service preclinical CRO. Dr. Porter has served in China for 12 years successfully establishing and selling a Preclinical CRO JV and has been working with Asian and Chinese nationals for the past 35 yrs. as a Sino expert. He continues to serve as President of Pharmacotherapy Consultants, LLC, Brentwood, TN which engages in business development and advisory consultation services to clinical research organizations, biotech and pharmaceutical industries.

Dr. Porter has over thirty five years of experience in medical education, healthcare delivery, pharmaceutical research and pharmaceutical product development. He began brewing beer in 1973 in Ann Arbor Michigan while attending The University of Michigan.

Dr. Porter was formerly the Executive Director of Medical Affairs for Therapeutic Antibodies Inc., an international biopharmaceutical firm, headquartered in Nashville. While at Therapeutic Antibodies Inc. (TAb) where he shepherd the development of two biosimilar biologics as orphan drug products using polyclonal antibodies for the treatment of envenomations, inflammatory disease states and toxicologic emergencies; e.g., CroFAb, and DigiFab®. Prior to TAb worked at American Cyanamid Company, where he served as Associate Director of Cardiovascular and Drug Metabolism in its Medical Research Division and helped launch Sonata® and Ziac®.

Earlier in his career, he served as Director of Cardiovascular Pharmacology at the Likoff Cardiovascular Institute within the Hahnemann School of Medicine in Philadelphia. He has also held academic positions at the University of East Carolina Medical School and University North Carolina Medical School and School of Pharmacy.

Dr. Porter received his doctorate in pharmacy from the University of Michigan, where he also completed his undergraduate degree and a Clinical Pharmacy residency.

His previous professional affiliations included membership in the American Society for Clinical Pharmacology and Therapeutics, the American College of Clinical Pharmacy, Drug Information Association (DIA), Association of Clinical Research Professionals (ACRP), Royal Society of Medicine (MRCP), Fellowship in the American College of Clinical Pharmacology. He is currently a member of the Michigan Brewers Guild, and the American Brewers Association.

Contact Information:

Dr. R. Stephen Porter
CEO
Asgard Brewing Company
104 East 5th Street
Columbia, TN 38401
615.828.2218
http://asgardbrewery.com/